                                                                  EXHIBIT (H)(3)

Salomon Smith Barney Inc.
388 Greenwich Street
New York, N.Y. 10013

Attention: Dominic J. Lepore, IBD - Transactions Structuring Group

Dear Sirs:

     We are a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD") or a foreign bank or dealer not eligible for such membership.

     We hereby agree that, in connection with any purchase or sale by us of securities which are part of a fixed price offering in which Salomon Smith Barney Inc. ("Salomon Smith Barney") is an underwriter and as to which we receive a selling concession, discount or other allowance, we will (a) if we are a member of the NASD, comply with all applicable Conduct Rules of the NASD, including, without limitation, IM 2110-1 (relating to Free-Riding and Withholding) and Conduct Rule 2740 (relating to Selling Concessions, Discounts and Other Allowances) or (b) if we are a foreign bank or dealer, not eligible for such membership, comply with said IM 2110-1 and with Conduct Rules 2730 (relating to Securities Taken in Trade), 2740 (relating to Selling Concessions) and 2750 (relating to Transactions with Related Persons) as it applies to a non-member broker or dealer in a foreign country.

     This letter agreement shall remain in full force and effect until Salomon Smith Barney receives written notice at the above address of its termination.

     Please confirm that the foregoing correctly sets forth our agreement with Salomon Smith Barney.

                                       Very truly yours,

                                       NAME OF INSTITUTION


                                       By:
                                           ---------------------------
                                            Title:

Confirmed:

SALOMON SMITH BARNEY INC.

By:
    ----------------------
    Dominic J. Lepore
    Vice President